1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2005

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X                Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):            )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                          No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	Press Release dated April 14, 2005	4

FORWARD-LOOKING STATEMENTS

The Announcement of TOM Online Inc. (the “Company”), constituting Exhibit 1.1 to this Form 6-K, contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company, the continued growth of the telecommunications industry in China, the development of the regulatory environment and the Company’s latest product offerings, the success and market appeal of new technologies and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunications operators in China, the affect of competition on the demand for and the price of our services, changes in customer demand and usage preference for our products and services, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s registration statement on Form F-1 (File No. 333-112800), as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: April 14, 2005	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Financial Officer

Exhibit 1.1

Press Release

TOM Online Inc. Appoints Deputy Chief Financial Officer

(Beijing, April 14, 2005) — TOM Online Inc. (Nasdaq: TOMO; Hong Kong GEM stock code: 8282), a leading wireless Internet company in China, announced today it has strengthened its management team with the appointment of Mr. Jay Chang as Deputy Chief Financial Officer, effective April 15, 2005.

Before joining TOM Online, Mr. Chang was an equity research analyst with Credit Suisse First Boston in Hong Kong for more than five years and was made Director of the firm’s Asian equity research department covering the China Internet, telecommunications and technology sectors. In that capacity, he was voted numerous times by Institutional Investor and Asiamoney magazines as a top ranked analyst in both the Internet and telecommunications sectors.

Prior to CSFB, Chang worked for an Asian focused private equity firm, AIG Direct Investments (Asia), in Hong Kong from 1997 to 1999. Between 1995 and 1997, he was a consultant at Accenture responsible for technology strategy and implementation and counted Microsoft Network (MSN) among his clients.

A degree holder in electrical engineering at the University of Washington – Seattle, WA, Mr. Chang was an engineer at the Boeing Defense and Space Group in the commercial aircraft avionics division.

TOM Online is pleased with the addition of a senior executive of Mr. Chang’s caliber to its management team. The Company believes Mr. Chang’s wealth of knowledge and experience in the financial industry will help bolster TOM Online’s prudent financial management practice and fuel growth.

About TOM Online Inc.

TOM Online Inc. (Nasdaq: TOMO, Hong Kong GEM stock code: 8282) is a leading wireless Internet company in China providing value-added multimedia products and services. A premier online brand in China targeting the young and trendy demographics, the company’s primary business activities include wireless value-added services and online advertising. The company offers an array of services such as SMS, MMS, WAP, wireless IVR (interactive voice response) services, content channels, search and classified information, and free and fee-based advanced email. As at December 31, 2004, TOM Online is the only portal in China that enjoyed a top three ranking in every wireless Internet segment.

TOM Online is a subsidiary of TOM Group Limited (“TOM Group”), one of the leading Chinese language media groups in the Greater China region. TOM Group’s diverse operations span five media sectors: the Internet (through TOM Online Inc.), outdoor (through TOM Outdoor Media Group), publishing, sports and TV & entertainment.

Press Release

ENDS

Media enquiries:

Rico Ngai

TOM Online Inc.

Tel: +86 (10) 6528-3399 ext 6940

Fax: +86 (10) 8518-1169

Mobile: +86 139-118-95354

E-mail: ricongai@tomonline-inc.com